Snow Lake Announces Share Buy Back Program

Winnipeg, Manitoba, Canada, March 18, 2025 - Snow Lake Resources Ltd., d/b/a Snow Lake Energy (NASDAQ: LITM) (the "Company"), a uranium exploration and development company, announces that the Company's board of directors (the "Board of Directors") has authorized a share repurchase program (the "Buy Back") for up to US$10 million, aimed at enhancing shareholder value and market presence.

The Company's Board of Directors believes that the market price of the common shares in the capital of the Company (the "Common Shares") may from time to time not reflect the underlying value of the Company, specifically its growth opportunities, and that the proposed purchasing of its Common Shares is in the best interests of the Company and represents an appropriate use of corporate funds.  It is expected that any purchases made by the Company could also enhance value and liquidity for its shareholders.

Under the newly authorized Buy Back program, the Company initially intends to acquire up to 4,926,476 Common Shares, through its broker, ThinkEquity LLC, through the facilities of Nasdaq Capital Market ("Nasdaq"), through open market purchases, privately negotiated transactions, or other methods, all in full compliance with the guidelines set forth by the United States Securities and Exchange Commission and other applicable legal regulations, at prevailing market prices at the time of purchase, subject to limitations imposed by applicable securities laws.  The actual number of Common Shares purchased, timing of purchases and share price will depend upon market conditions at the time and securities law requirements.  Snow Lake may increase the number of Common Shares that it may purchase under the Buy Back program if permitted by applicable laws and regulations.  All Common Shares acquired will be returned to treasury and cancelled.

Purchases under the Buy Back program may commence as of March 24, 2025 for an initial period of one month, ending on the earlier of: (i) April 24, 2025; or (ii) the date on which the Company has purchased the maximum number of Common Shares to be acquired under the Buy Back program, provided that the Company may terminate the Buy Back program earlier if it feels it is appropriate to do so.

The execution of the Buy Back program, including the timing, volume of Common Shares repurchased, and purchase prices, will be determined based on factors such as available liquidity, market conditions, and corporate and regulatory limitations, including potential blackout periods.  Importantly, the Buy Back program is not a binding commitment to acquire any specific quantity of Common Shares and may be paused or discontinued at the Company's discretion.

About Snow Lake Resources Ltd.

Snow Lake Resources Ltd., d/b/a Snow Lake Energy, is a Canadian mineral exploration company listed on (NASDAQ:LITM), with a global portfolio of clean energy mineral projects comprised of three uranium projects and two hard rock lithium projects.  The Engo Valley Uranium Project is an exploration stage project located in the Skeleton Coast of Namibia, the Black Lake Uranium Project is an exploration stage project located in the Athabasca Basin, Saskatchewan, and the Buffalo Uranium Project is an exploration stage project in Wyoming, United States.  The Shatford Lake Project is an exploration stage project located adjacent to the Tanco lithium, cesium and tantalum mine in Southern Manitoba, and the Snow Lake Lithium™ Project is an exploration stage project located in the Snow Lake region of Northern Manitoba. Learn more at www.snowlakeenergy.com.

Forward-Looking Statements:

This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the "safe harbor" provisions under the Private Securities Litigation Reform Act of 1995 that are subject to substantial risks and uncertainties.  All statements, other than statements of historical fact, contained in this press release are forward-looking statements, including without limitation statements with regard to Snow Lake Resources Ltd.  We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us.  Forward-looking statements contained in this press release may be identified by the use of words such as "anticipate," "believe," "contemplate," "could," "estimate," "expect," "intend," "seek," "may," "might," "plan," "potential," "predict," "project," "target," "aim," "should," "will," "would," or the negative of these words or other similar expressions, although not all forward-looking statements contain these words.  Forward-looking statements are based on Snow Lake Resources Ltd.'s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict.  Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate.  Some of these risks and uncertainties are described more fully in the section titled "Risk Factors" in our registration statements and annual reports filed with the Securities and Exchange Commission.  Forward-looking statements contained in this announcement are made as of this date, and Snow Lake Resources Ltd. undertakes no duty to update such information except as required under applicable law.

Contact and Information Frank Wheatley, CEO	Investor Relations Investors: ir@snowlakelithium.com Website: www.snowlakeenergy.com	Follow us on Social Media Twitter: www.twitter.com/SnowLakeEnergy LinkedIn: www.linkedin.com/company/snow-lake-energy